Exhibit 23.01

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 1 to Registration Statement No. 333-184998 on Form S-1 of our report dated March 26, 2013, relating to the financial statements of Superfund Green, L.P., Superfund Green, L.P. Series A and Superfund Green, L.P. Series B, and of our report dated April 10, 2013, relating to the statement of financial condition of Superfund Capital Management, Inc. (which report expresses an unmodified opinion and includes an emphasis-of-matter paragraph relating to conditions that may have existed had Superfund Capital Management, Inc. operated as an unaffiliated company), both appearing in the Prospectus, which is part of this Registration Statement, and to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania

April 12, 2013